LUSE GORMAN, PC

Attorneys at Law

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

writer's direct dial number	writer’s e-mail
(202) 274-2028	vcangelosi@luselaw.com

April 25, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	PFS Bancorp, Inc.
Registration Statement on Form S-1
Filed March 10, 2023
File No. 333-270452

To Whom It May Concern:

On behalf of PFS Bancorp, Inc. (the “Company”), filed herewith is the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which has been marked pursuant to SEC Rule 472 in response to the Staff’s comment letter dated April 7, 2023. The Staff’s comments are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for period ended March 31, 2023, beginning on page 29 of the Prospectus.

Form S-1 filed March 10, 2023

General

1.                  In light of recent market events and activities within the banking sector, please revise your disclosures in the Business, Risk Factors, Management’s Discussion and Analysis and Quantitative and Qualitative Disclosures about Market Risk sections, where appropriate, to address any material impact these events and activities have had on your financial condition, operations, customer base, liquidity, capital position and risk profile. For example, consider the need to further expand your discussion of interest rate risk and asset/liability management policies and discuss any changes management has undertaken in response to the recent events. If available, consider supplementing your qualitative disclosure with additional quantitative details in order for an investor to understand changes to your liquidity position, activities, trends and market driven impacts as of a more recent date.

In addition to the Recent Developments section beginning on page 29 of the Prospectus, disclosure has been added to pages 36 and 52 of the Prospectus in response to this comment.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2023

Cover Page

2.                  We note that you are making the subscription offer to eligible depositors. Please note on the cover page the minimum balance required to be eligible to participate in the offer, if any, or state that no minimum balance is required.

The disclosure in the second paragraph of the Prospectus cover page has been revised in response to this comment.

How We Determined the Offering Range and the $10.00 per Share Purchase Price, page 4

3.                  Please briefly summarize the primary differences between the registrant and the peer group used by the appraiser and the reasons for the downward adjustments made for earnings growth and viability, market area, liquidity of the stock issue, and marketing of the stock issue as discussed on page 91. Please include the peer group companies here or provide disclosure indicating that the peer group companies are listed on page 92.

Disclosure has been added to pages 4 and 101 of the Prospectus in response to this comment.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares, page 8

4.                  We note that if one or more purchase limitations are increased, in your sole discretion, some other large subscribers may be given the opportunity to increase their subscriptions up the new newly applicable purchase limit. Please explain how you define large subscribers, or advise.

The disclosure on pages 9 and 108 of the Prospectus have been revised in response to this comment.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2023

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion and Stock Offering, page 10

5.                  We note your disclosure that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, it is possible that purchasers may not be able to sell the shares of common stock that they ordered, even though trading in the common stock will have begun. Please include in Risk Factors a separately captioned risk factor discussing this statement and any adverse effects on investors.

Disclosure has been added to page 23 of the Prospectus in response to this comment.

Risks Related to Market Interest Rates, page 14

6.                  Please address more specifically in this section how the current interest environment is currently affecting your business.

Disclosure has been added to page 16 of the Prospectus in response to this comment.

A worsening of economic conditions could reduce demand for our products and services and/or increase our level of non-performing loans, page 17

7.                  We note the subheading refers to potential worsening of economic conditions in your target area. Please clarify in the risk factor how current economic conditions are in your target area so that investors can assess the risk. Discuss the risk of delinquencies in this risk factor, or its own separate risk factors.

Disclosure has been added to page 19 of the Prospectus in response to this comment. Please note that the risk of delinquencies is disclosed in the second bullet of this risk factor.

We face significant operational risks because of our reliance on technology, page 1

8.                  Please add a risk factor to disclose the nature of your board of director's role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

Disclosure has been added to page 21 of the Prospectus in response to this comment.

Management Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at December 31, 2022 and 2021, page 44

9.                  We note that the decline in deposits of $3.2 million is attributed to consumer spending of COVID-related stimulus funds. Please further expand this discussion to further explain the economic and interest environment, as well as any other relevant factors, that may be causing the increase in consumer spending. In addition, discuss any concentrations, industry or otherwise, attributable or associated with the decline in deposits balance.

Disclosure has been added to page 55 of the Prospectus in response to this comment.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2023

Liquidity and Capital Resources, page 51

10.               We note in your discussion of liquidity and capital resources referring to the consolidated statements of cash flows contained in the consolidated financial statements for additional information about your cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Please revise your disclosures to include a detailed discussion of your cash flows from operations, investing, and financing, and changes between the periods presented in the filing.

Disclosure has been added to page 62 of the Prospectus in response to this comment.

Commercial Real Estate Loans, page 56

11.               Please reconcile your statement that at December 31, 2022, commercial real estate loans totaled $16.4 million, or 19.2% of total loans, with the statement on page 13 that your commercial real estate loans totaled $17.9 million or 20.9% of your loan portfolio at December 31, 2022.

Disclosure on page 14 of the Prospectus has been revised in response to this comment.

Loan Underwriting Risks, page 57

12.               Please include separate risk factors discussing the specific material risks discussed in this section with respect to commercial loans and consumer loans, as applicable.

Disclosure has been added to pages 14 and 15 of the Prospectus in response to this comment.

Properties, page 66

13.               Please disclose the general description and approximate square footage of the properties you own. Refer to Item 102 of Regulation S-K.

Disclosure has been added on page 76 of the Prospectus in response to this comment.

Luse Gorman, PC

United States Securities and Exchange Commission

Division of Corporation Finance

April 25, 2023

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies, page F-7

14.               Please revise to disclose segment information and segment disclosures required by ASC 280-10-50.

Disclosure has been added to page F-7 of the Prospectus in response to this comment.

Note 19: Subsequent Event, page F-41

15.               We note your disclosure of subsequent events, including a loan matter. Please revise to provide more fulsome disclosure of this event and any related ongoing developments throughout other sections of the filing, such as the Business, Recent Developments, MD&A and Liquidity and Capital Resources sections.

Disclosure is included in the Recent Developments section (see page 34 of the Prospectus) in response to this comment.

* * *

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosure
cc:	Sarmad Makhdoom, SEC
Robert Klein, SEC
Madeline Mateo, SEC
Susan Block, SEC
Eric J. Heagy, PFS Bancorp
Kip A. Weissman, Esq.